FEDERATED MUNICIPAL BOND FUND, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 4, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

RE: FEDERATED MUNICIPAL BOND FUND, INC. (“Registrant” or the “Fund”)
1933 Act File No. 333-220191

Dear Mr. Minore and Ms. Miller:

The Registrant is filing this correspondence in response to your comments provided on September 25, 2017 with respect to its Preliminary Registration Statement on Form N-14, submitted on August 28, 2017.

General Comment. Please respond to the Staff’s comments in writing via Correspondence filing. Please give the Staff time to review the responses and respond to the Registrant before the registrant statement becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

RESPONSE: The Registrant will respond as requested.

Accounting Comments:

COMMENT 1. Comparative Fee Tables

Under the section “Comparative Fee Tables,” please confirm that all fees are current per Item 3 (a) of Form N-14.

RESPONSE:

The Registrant confirms that all fees disclosed remain current per Item 3 (a) of Form N-14.

COMMENT 2. Comparative Fee Tables

In each “Fees and Expenses” table, please change the word “Growth” to “Value” in the following line item:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the Growth of your investment)

RESPONSE:

The Registrant will respond as requested and the line item in each fee table will read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

COMMENT 3. Comparative Fee Tables

With respect to the line item “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” please explain why the fees listed in the “Surviving Fund” and “Pro Forma Combined” columns in each table, are 1 basis point higher than the cap listed in each corresponding footnote.

RESPONSE:

The one basis point difference is attributable to Line of Credit expenses. These particular expenses are excluded from the expense limitation arrangement as described in the footnote to the fee table.

Comment 4. Comparative Fee Tables

Under the section “Comparative Fee Tables,” please consider adding to the footnote the dollar and percentage amounts related to reorganization costs if not included in the fee table, and the impact to the fee table if the impact is considered material.

RESPONSE:

The Registrant confirms that the impact of the reorganization costs is not material and that such costs would not affect the fee table. However, in response to the Staff’s comment, the Registrant will add the following to footnote #1 to the Comparative Fee Tables:

“Expenses associated with the Reorganization, which will be borne by NYMIF, are estimated to be $18,381. This amount, which is comprised of proxy expenses, is not considered material and does not impact NYMIF’s annual fund operating expenses described above.

COMMENT 5. Comparative Fee Tables – Expense Example

Please provide to the Staff supplementally the Expense Example calculations for Class A Shares and Class B Shares.

RESPONSE:

With respect to the expense calculations for Class A Shares and Class B Shares, the calculation spreadsheets will be emailed to Ms. Megan Miller for review.

COMMENT 6. Purchase, Redemption and Exchange Procedures

With respect to the following sentence, please include the breakpoints in the discussion of the Class B Shares.

“There is no front-end sales charge upon purchase of Class B Shares; however, upon redemption, holders of each Fund’s Class B Shares may incur a CDSC of up to 5.50% on Class B Shares redeemed within seven years of the purchase date.”

RESPONSE:

The Registrant will update the disclosure as noted and include the following table in relation to the above referenced discussion:

“There is no front end-sales charge upon purchase of Class B Shares; however, upon redemption, holders of each Fund’s Class B Shares may incur a CDSC of up to 5.50% on Class B Shares redeemed within seven years of the purchase date, as described in the table below:

B:

Shares Held Up To: CDSC

1 Year 5.50%

2 Years 4.75%

3 Years 4.00%

4 Years 3.00%

5 Years 2.00%

6 Years 1.00%

7 Years or More 0.00%

Comment 7: Capitalization Table

On page 29, regarding the IS class in the Capitalization Table, please confirm that the NAV per Share number is correct. $100/10 should be $10.00 but the table says $10.52. Please explain the difference or revise the NAV as needed.

RESPONSE:

The Registrant confirms that the shares outstanding for the IS class are 9.506, which is rounds to 10 shares for presentation in the Capitalization Table. The 9.506 shares outstanding equates to $10.52 NAV per share as shown.

Legal/Disclosure Comments

COMMENT 1. Q&A Wrapper

Under the question entitled “Why has the Board of Trustees recommended that I vote in favor of the proposal?” please reconcile the dates related to the fee waiver for Federated Municipal Bond Fund, Inc. (FMBDF)(December 1, 2018) with the dates related to the fee waiver as disclosed in the footnotes in each fee table.

RESPONSE:

The Registrant confirms that, if the reorganization is approved, the termination date for FMBDF’s fee waiver will be January 1, 2019 and will reconcile the dates related to the fee waiver for FMBDF throughout the prospectus/proxy statement.

COMMENT 2: Q&A Wrapper

Under the question “How will the Reorganization affect my investment?” please add “net asset” to the first sentence in first bullet point as is underlined below:

The net asset value of your investment will not change as a result of the Reorganization and you will not have to pay any sales charge in connection with the exchange of your shares.

RESPONSE:

In response to the Staff’s comment, the Registrant will revise the disclosure as follows:

“The total net asset value of your investment will not change as a result of the Reorganization and you will not have to pay any sales charge in connection with the exchange of your shares.

COMMENT 3: Q&A Wrapper

Under the question “How will the Reorganization affect my investment?” please add two additional bullet points containing the following information:

(1)unlike NYMIF, income distributed by FMBDF will not be exempt from the personal income taxes imposed by the state of New York and New York municipalities; and (2)the investment objectives, certain investment strategies and certain fundamental and non-fundamental investment policies of FMBDF are materially different than those of NYMIF.

RESPONSE:

The Registrant will add the following bullet points as requested:

•	“Unlike NYMIF, FMBDF will invest its assets so that a majority of the income distributed by FMBDF will not be exempt from the personal income taxes imposed by the state of New York and New York municipalities.
•	The investment objectives, certain investment strategies and certain fundamental and non-fundamental investment limitations of FMBDF are materially different than those of NYMIF. The Adviser does not believe that any such differences will materially impact the Reorganization.

COMMENT 4: Q&A Wrapper

Under the question “How will the Reorganization affect my investment?” please disclose the estimated per share dollar amounts of each of the distributions as of a recent date. Please disclose this in the narrative portion of the N-14 as well.

RESPONSE:

The Registrant will update the relevant bullet point as follows and will also incorporate this updated disclosure in the Prospectus/Proxy Statement itself, where applicable:

“The Fund will distribute to its shareholders, any undistributed income and realized capital gains accumulated prior to the Reorganization. With respect to capital gains, they will be distributed to shareholders prior to the Reorganization and will be taxable. Distributions of any previously undistributed income will either be reinvested in a shareholder’s account in FMBDF or distributed to Fund shareholders following the Reorganization and will generally be tax-exempt for Fund shareholders. As of August 31, 2017, the estimated per share dollar amount of any capital gains or any previously undistributed income is $0 and $0, respectively.

COMMENT 5: Summary

Please note whether or not portfolio realignments are needed for the reorganization. If realignments are needed, then briefly disclose the estimated dollar amount of the tax consequences on a per share and aggregate basis resulting from portfolio realignment. Please add this disclosure to the Summary and the main body of the N-14.

RESPONSE:

The Registrant confirms that, as currently disclosed in the Prospectus/Proxy Statement under “Distributions and Treatment of Capital Loss Carryforwards and Realized Gains,” is it anticipated that NYMIF will transfer most, if not all, of its then existing portfolio to FMBDF pursuant to the Reorganization and that NYMIF does not currently intend to sell any of its portfolio securities, other than in the ordinary course of business, prior to the Reorganization. Accordingly, the Registrant does not expect that there will be any tax consequences arising from such a realignment, if any.

COMMENT 6. Summary

With respect to the 4th paragraph of the Summary, please add a brief summary of the material differences between the investment objectives, policies and limitations of the funds.

RESPONSE:

The Registrant will add the following to the Summary:

“The investment objectives, policies and risks of the Funds contain a few key differences. NYMIF’s fundamental investment objective is to provide current income exempt from federal regular income tax (federal regular income tax does not include the federal alternative minimum tax) and the personal income taxes imposed by the state of New York and New York municipalities, which differs from FMBDF’s fundamental investment objective of providing for its shareholders a high level of current income which is exempt from federal regular income tax.

“The investment strategies of the Funds are largely similar, with the exception of NYMIF’s focus on investing so that its distributions will be exempt from taxes imposed by the state of New York and New York municipalities. Furthermore, the Funds’ fundamental and non-fundamental investment limitations are substantially similar, with the exception of NYMIF’s investment limitation that the Fund invests its assets so that at least 80% of the income that it distributes is exempt from the personal income taxes imposed by the state of New York and New York municipalities and the Funds’ differing diversification and concentration limitations. The Adviser does not believe that any such differences will materially impact the Reorganization. After the Reorganization is consummated, FMBDF, as the surviving fund, will continue to be operated in accordance with its investment objective and investment strategies. (See “Comparison of Investment Objectives, Policies and Risks.”)

COMMENT 7. Summary

In the “Investment Objectives” table in the Summary, please state (with respect to FMBDF) that the federal regular income tax does not include the federal alternative minimum tax (AMT).

RESPONSE:

The Registrant notes that the Fund’s fundamental investment objective cannot be changed without shareholder approval. However, in response to the Staff’s comment, the Registrant will add the following as a footnote to the table:

“Federal regular income tax does not include the federal alternative minimum tax.”

COMMENT 8. Reasons for the Proposed Reorganization

With respect to the 3rd bullet point on page 2, please include an estimated dollar amount of the expenses that the Adviser is expected to pay.

RESPONSE:

The Registrant confirms that the Adviser, in its discretion, has determined that it will not voluntarily waive the proxy expenses associated with the Reorganization. Accordingly, NYMIF will bear the full costs of such proxy expenses, which are estimated to be $18,381. The Adviser will pay other direct and indirect expenses (consisting primarily of legal and accounting fees) of the Reorganization.

COMMENT 9. Reasons for the Proposed Reorganization

Please add a bullet point highlighting the “negative” New York state and municipal income tax consequences with respect the income distributed by FMBDF.

RESPONSE:

The Registrant will add the following bullet point to this discussion:

“NYMIF shareholders will lose the benefit of tax favored status of dividends under New York State and municipal income taxes.”

COMMENT 10. Comparison of Investment Objectives, Policies and Risks

Please state in bold that the distributions from FMBDF will be subject to New York state income taxes and municipal taxes.

RESPONSE:

The Registrant will add the following sentence (in bold) as the second sentence of the second paragraph under “Comparison of Investment Objectives, Policies and Risks”:

“Unlike NYMIF, FMBDF will invest its assets so that a majority of the income distributed by FMBDF will not be exempt from the personal income taxes imposed by the state of New York and New York municipalities.”

COMMENT 11. Comparison of Investment Objectives, Policies and Risks

With respect to the last sentence of the 2nd paragraph which reads:

“The Adviser does not believe that any such differences will materially impact the Reorganization”

Will the reorganization materially impact shareholders of NYMIF due to their loss of the benefit of tax favored status of dividends under New York state and municipal income taxes? Please state why or why not.

RESPONSE: The Adviser confirms that it does not believe that any differences between the Funds’ investment objectives, policies and risks, including the loss of the benefit of tax favored status of dividends under New York state and municipal income taxes, will materially impact the Reorganization or NYMIF shareholders. Although a majority of the income distributed by FMBDF following the Reorganization will not be so exempt from New York state and municipal income taxes, a component of FMBDF’s income will be so exempt. Furthermore, the Adviser believes that NYMIF shareholders will not materially impact shareholders as they will be merged into a nationally diversified, municipal bond portfolio with stronger overall long-term performance and greater prospects for long-term growth.

COMMENT 12. Comparison of Investment Objectives, Policies and Risks

With respect to the investment strategy comparison of FMBDF and NYMIF, it is noted that FMBDF contains the following statement:

“The Adviser may lengthen or shorten duration from time to time based on its interest rate outlook, but the Fund has no set duration parameters.”

Please disclose whether or not NYMIF has duration parameters. If NYMIF does have duration parameters, please disclose them.

RESPONSE:

The Registrant confirms that NYMIF may lengthen or shorten duration from time to time based on its interest rate outlook, but that NYMIF has not set duration parameters. Relatedly, NYMIF does not limit itself to securities of a particular maturity range.

COMMENT 13. Comparison of Risks

Please highlight any material differences between the risk factors of the funds.

RESPONSE:

As currently discussed under “Comparison of Risks,” one of NYMIF’s principal risks - “Non-Diversification Risk” is not primarily applicable to FMBDF’s investment operations as FMBDF is a diversified fund. In addition, the “Sector Risk” differs between the Funds due to NYMIF’s investment in New York State municipal securities. The Registrant confirms that there are no other material differences in the Funds’ risk factors.

COMMENT 14. Comparative Fee Tables

With respect to Footnote (1), please confirm that the A class of the funds will not incur or charge a Distribution (12b-1) Fee for at least the next 12 months.

RESPONSE:

With respect to Footnote (1), the Registrant confirms that the A Class of NYMIF has no intention within the next 12 months of paying, accruing or incurring any Distribution (12b-1) Fee; prior to the dormant Rule 12b-1 Fee being activated, approval of the Fund’s Board of Trustees, including a majority of the Independent Trustees, would be required and, as necessary, appropriate disclosure to shareholders would be provided through a supplement to the Fund’s prospectus. The Registrant respectfully notes that there is no requirement in Form N-1A which would require a commitment not to activate such a “dormant fee,” within the next 12 months. However, in light of the Staff’s comment, the Registrant affirms that it does not expect the Board of Trustees to activate the Distribution (12b-1) Fee in the next 12 months.

With respect to the A class of FMBDF, the A class does not charge a Distribution (12b-1) plan.

COMMENT 15. Comparative Fee Tables

Please confirm that the Adviser will not recoup amounts waived or reimbursed with respect to NYMIF and FMBDF.

RESPONSE:

The Registrant confirms that neither NYMIF nor FMBDF have a recoupment program in which the Adviser has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

COMMENT 16. Comparative Fee Tables-Example

Please confirm that the Example only gives effect to the fee waiver through the specific termination date for each of the Funds as set forth in the footnotes to the fee tables.

RESPONSE:

The Registrant confirms that the Example calculations are based on gross expenses for each calculation period and are not calculated based on fee waivers in effect.

COMMENT 17. Investment Advisory Fees

It is disclosed that FMBDF calculates the investment advisory fee on the average daily net assets plus gross income. Given that this is an unusual calculation method, please disclose this fact more prominently earlier in the Proxy/Prospectus.

RESPONSE:

In response to the Staff’s comment, the Registrant will update the following paragraph under “Reasons for the Proposed Reorganization” as marked below:

“FMBDF will benefit from the increase in assets resulting from the Reorganization and the pro forma total expenses of FMBDF are expected to be substantially the same after the Reorganization. As described below in “Investment Advisory Fees,” the Funds’ advisory fee structures differ in that NYMIF’s investment advisory contract provides for payment to the Adviser of an annual investment advisory fee of 0.40% of average daily net assets; whereas FMBDF’s investment advisory contract provides for payment to the Adviser of an annual investment advisory fee of 0.30% of average daily net assets, plus 4.50% of FMBDF’s gross income. The blended fee of FMBDF could be higher or lower than the annual advisory fee of NYMIF.

COMMENT 18. Purchase, Redemption and Exchange Procedures.

Please delete the word “significant” and replace with “material” in the following statement in the first paragraph:

“Set forth below is a brief description of the significant purchase, redemption and exchange procedures applicable to purchases, redemptions and exchanges of the Funds’ shares.”

If necessary, expand the section to insure that all material disclosure about purchase, redemption and exchanges is in fact disclosed.

RESPONSE:

The Registrant will incorporate the comment as requested and confirms that all material purchases, redemptions and exchanges procedures are currently disclosed.

COMMENT 19. Purchase, Redemption and Exchange Procedures.

Update disclosure as needed to conform to N-1A Item 11 comments that were issued in relation to previous Federated filings.

RESPONSE:

In response to the Staff’s comment, the Registrant will add the following disclosure to “Redemptions and Exchanges” section:

“Redemption proceeds normally are wired or mailed within one business day after receiving a timely request in proper form.  Depending upon the method of payment, when shareholders receive redemption proceeds can differ.  Payment may be delayed for up to seven days under certain circumstances.

The Funds intend to pay Share redemptions in cash.  To ensure that the Funds have cash to meet Share redemptions on any day, the Funds typically expect to hold a cash or cash equivalent reserve or sell portfolio securities.

In unusual or stressed circumstances, the Funds may generate cash through inter-fund borrowing and lending.  The SEC has granted an exemption that permits the Funds and all other funds advised by subsidiaries of Federated Investors, Inc. (“Federated funds”) to lend and borrow money for certain temporary purposes directly to and from other Federated funds. Inter-fund borrowing and lending is permitted only: (a) to meet shareholder redemption requests; (b) to meet commitments arising from “failed” trades; and (c) for other temporary purposes. All inter-fund loans must be repaid in seven days or less.

In addition, the Funds participate with certain other Federated funds, on a joint basis, in an up to $500,000,000 unsecured, 364-day, committed, revolving line of credit (“LOC”) agreement.  The LOC was made available to finance temporarily the repurchase or redemption of shares of the Funds, failed trades, payment of dividends, settlement of trades and for other short-term, temporary or emergency general business purposes.  The Funds cannot borrow under the LOC if an inter-fund loan is outstanding.

Although the Funds intend to pay Share redemptions in cash, they reserve the right to pay the redemption price in whole or in part by an “in-kind” distribution of the Funds’ portfolio securities.”

COMMENT 20. Cost of the Reorganization

Please re-cast the first sentence in a more affirmative statement. The sentence currently reads as follows:

“NYMIF and FMBDF will not bear any expenses associated with their participation in the Reorganization, except as contemplated in Article IX of the Plan and as summarized below.”

RESPONSE:

The sentence will be re-written as follows:

“NYMIF and FMBDF will bear expenses associated with their participation in the Reorganization as contemplated in Article IX of the Plan as summarized below.”

COMMENT 20. Cost of the Reorganization

The last sentence of this section states the following:

“The foregoing brief summary of the Plan is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Annex A and incorporated herein by reference.”

Please confirm that all material terms of the Plan of Reorganization are disclosed. If all material terms are not included, please add disclosure to complete the narrative.

RESPONSE:

The Registrant confirms that all material terms of the Plan of Reorganization are currently disclosed.

Comment 21. Part C Item 17-Undertakings

In Item 17 of Part C, please supplementally confirm in your response letter that the tax opinion and consent of counsel will be consistent with the views of the Staff described in Staff Legal Bulletin No. 19.

RESPONSE:

The Registrant confirms that the final tax opinion and related consent of counsel to be filed with an exhibit to the post-effective amendment to this Registration Statement on Form N-14 will be consistent with the view of the Staff described in Staff Legal Bulletin No. 19.

If you have any questions, please do not hesitate to contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal